SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated March 10, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Open Solutions acquires CGI’s US Services to Credit Unions

business unit

•  Financial service provider continues to expand market presence

Glastonbury, Connecticut and Montreal, Quebec, March 10, 2005– Open Solutions Inc. (NASDAQ:OPEN), a provider of integrated data processing technologies for banks and credit unions, and CGI Group Inc. (CGI) (NYSE: GIB; TSX: GIB.SV.A), among the largest independent information technology and business process services firms, today announced that they have signed an asset purchase agreement under which Open Solutions has acquired CGI’s US Services to Credit Unions business unit and its CyberSuite product line. CGI’s US Services to Credit Unions is a provider of core processing for approximately 180 credit unions in the United States. The unit also provides additional services such as loan origination and Web hosting solutions for credit unions. Under the terms of the agreement, Open Solutions acquired CGI’s US Services to Credit Unions for approximately US$24 million in cash. Open Solutions serves the financial services marketplace of banks and credit unions in North America with an emphasis on providing institutions with a distinct technological, service and competitive advantage. The US Services to Credit Unions business unit serves the credit union marketplace and reported revenue of approximately US$16 million.

US Services to Credit Unions will become part of Open Solutions’ Core Systems Group and will continue to be located and run operations from Southfield, Michigan. Industry veteran Mike Evans of Open Solutions, who has more than 25 years of experience serving credit unions, will be working closely with the US Services to Credit Unions’ management team to oversee integration planning and day-to-day activities.

CGI president and COO, Michael Roach said “As part of our ongoing business practice, we are continually assessing our operations to ensure that we are in line with our strategy in each of our geographic markets. With respect to our credit union assets in the United States, we came to the conclusion that the interests of our clients and professionals are best served through our decision to divest and align these operations with Open Solutions.”

Gary Daniel, Open Solutions senior vice president and general manager – Credit Union Group added: “Open Solutions is committed to continually providing the credit union marketplace with innovative products and services. We believe this acquisition will allow us to further develop our already strong presence in the credit union marketplace. We look forward to working with the US Services to Credit Unions business unit and our new clients as we work together to provide them with even more choices and access to Open Solutions’ open relational core data processing technology and suite of complementary integrated strategic solutions.”

Open Solutions chairman and CEO Louis Hernandez, Jr. said: “On behalf of all of us at Open Solutions, I am very pleased to be welcoming employees and clients of CGI’s US Services to Credit Unions business unit into the Open Solutions family. We believe that this acquisition will be a natural fit into our organization. Open Solutions is fully focused on providing the financial services industry with innovative technology products designed to help them better compete in today’s ever diversifying marketplace. We are proud to have become the torch bearer for growth and innovation in our industry. We are confident that the client base of CGI’s US Services to Credit Unions will benefit from this new relationship, our emphasis on providing superior service as well as from the industry focused technology and client-focused solutions that we offer.”

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.1 billion) and at December 31, 2004, CGI’s order backlog was CDN$13 billion (US$10.3 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

About Open Solutions Inc.

Open Solutions Inc. offers a fully featured strategic product platform that integrates core data processing applications, built on a single centralized Oracle® relational database, with Internet banking, cash management, CRM/business intelligence, financial accounting tools, Check 21, electronic image/item processing, interactive voice response, payment and loan origination solutions. Open Solutions’ full suite of products and services allows banks, thrifts and credit unions to better compete in today’s aggressive financial services marketplace, and expand and tap their trusted financial relationships, client affinity, community presence and personalized service.

Open Solutions Inc.® is a registered trademark of Open Solutions Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2005 Open Solutions Inc. All rights reserved.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Open Solutions

Marvin Goldwasser

Vice-president, product marketing

(860) 652-3153

CGI

Investor relations

Jane Watson, vice-president, investor relations

(416) 945-3616

Ronald White, director, investor relations

(514) 841-3230

Media relations

Eileen Murphy, director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: March 10, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary